Exhibit 21.1
Subsidiaries BitGo Holdings, Inc.

Name of Subsidiary	Jurisdiction

BitGo Bank & Trust, National Association	US – South Dakota

BitGo Prime LLC	US – Delaware

BitGo, Inc.	US – Delaware